Exhibit (r)(2)

Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

Risks

In developing these policies and procedures, CAZ considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Team Members do not understand the fiduciary duty they and CAZ owe to Clients;

•	Team Members and/or CAZ fail to identify and comply with all applicable Federal Securities Laws;

•	Team Members do not report personal Securities transactions;

•	Team Members trade personal accounts ahead of Client accounts;

•	Team Members allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

•	CAZ does not provide its Code of Ethics and any amendments to all Team Members; and

•	CAZ does not retain Team Members’ written acknowledgements that they received the Code of Ethics and any amendments.

CAZ has established the following policies and procedures to mitigate these risks.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, CAZ and its Team Members must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Team Members must cooperate to the fullest extent reasonably requested by the CCO to enable (i) CAZ to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge their duties under the Manual.

All Team Members will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, Partners, the public, prospects, third-party service providers and fellow Team Members. Team Members must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting CAZ’s services, and engaging in other professional activities.

We expect all Team Members to adhere to the highest standards with respect to any potential conflicts of interest with Clients or Partners and to notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest. CAZ must act in its Clients’ and Partners’ best interests.

Team Members are generally expected to discuss any perceived risks, or concerns about CAZ’s business practices, with their direct supervisor. However, if a Team Member is uncomfortable discussing an issue with their supervisor, or if they believe an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by CAZ or its Team Members could have severe negative consequences for CAZ, its Clients and Partners, and its Team Members. Impropriety, or even the appearance of impropriety, could negatively impact all Team Members, including people who had no involvement in the problematic activities.

Team Members must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the Chairman on the matter. Any problems identified during the review will be addressed in ways that reflect CAZ’s fiduciary duty to its Clients. Notwithstanding the forgoing, nothing in this Compliance Manual should be construed or interpreted as CAZ taking any action against a Team Member to impede or prevent whistleblowers from reporting possible securities violations to the SEC, and the provision of this paragraph shall supersede any employment policy or confidentiality agreement to the contrary.

A Team Member’s identification of a material compliance issue will be viewed favorably by CAZ’s senior executives. Retaliation against any Team Member who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Team Member believes that they have been retaliated against, they should notify the Chairman or CCO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Team Member to civil, regulatory or criminal sanctions. All sanctions and other actions taken will be in accordance with applicable employment agreements, laws and regulations.

Distribution of the Code and Acknowledgement of Receipt

CAZ will distribute this Manual, which contains CAZ’s Code of Ethics, to each Team Member upon the commencement of employment and no less than annually.

All Team Members must acknowledge they have received, read, understood, and agree to comply with CAZ’s policies and procedures described in this Manual, including this Code of Ethics. Each Team Member should complete the Annual Compliance Manual Acknowledgement Form in ComplianceAlpha and submit the completed form to the CCO upon commencement of employment and no less than annually. The CCO monitors and reviews Team Members’ Code of Ethics acknowledgements.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including CAZ, Team Members, and current or prospective Clients and Partners. Any failure to identify or properly address a conflict can have severe negative repercussions for CAZ, its Team Members, and/or Clients and Partners. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.

CAZ’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Team Members must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest involving CAZ and/or its Team Members on one hand, and Clients and/or Partners on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Partners over the interests of CAZ and its Team Members. If a Team Member believes a conflict of interest has not been identified or appropriately addressed, that Team Member should promptly bring the issue to the CCO’s attention by completing a Conflicts of Interest Disclosure in ComplianceAlpha.

In some instances, conflicts of interest may arise between Clients and/or Partners. Responding appropriately to these types of conflicts can be challenging and may require robust disclosures if there is any appearance that one or more Clients or Partners have been unfairly disadvantaged. Team Members should notify the CCO promptly if it appears any actual or apparent conflict of interest between Clients and/or Partners has not been appropriately addressed.

It may be beneficial for CAZ to be able to retroactively demonstrate it carefully considered particular conflicts of interest. In such instances, the CCO may document the conflict of interest and mitigating disclosures or controls used.

Personal Securities Transactions

Team Member trades should be executed in a manner consistent with the fiduciary obligations to the CAZ Clients. Trades should avoid actual improprieties, as well as the appearance of impropriety and a trade should never be made in violation of the Insider Trading policies. Team Member trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Team Member’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

CAZ’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts, or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

A common example where no direct or indirect influence exists over accounts with Reportable Securities would be a 401k or similar retirement account where holdings are limited to open ended or mutual funds. These accounts are not covered accounts for purposes of this policy. Accounts managed by a third-party (under their full discretion) may also result in an Access Person having no direct or indirect influence or control over the accounts. Managed accounts should be disclosed using the Managed Accounts Disclosure within ComplianceAlpha but are not required to be added as accounts to ComplianceAlpha. The CCO may require that a copy of the Management Agreement for any managed account be provided to substantiate the provision of full discretion to a third-party.

Reportable Securities

CAZ requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by CAZ or an affiliate;

•	Interests in 529 college savings plans; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by CAZ or an affiliate.

ETFs are Reportable Securities and are subject to the reporting requirements contained in CAZ’s Personal Securities Transactions policy.

Any Access Persons who wishes to purchase, acquire or sell any Digital Asset should consult with the CCO as to whether such Digital Asset would be considered a Security, for purposes of this policy. A Digital Asset is likely to be considered a Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets1. The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Pre-clearance Procedures

Access Persons must have written clearance for all transactions involving IPOs or Private Placements before completing the transactions. This clearance can be obtained by submitting an IPO Approval Request or Private Placement Approval Request within ComplianceAlpha. CAZ does not approve any trades by Access Persons in Reportable Securities when that same Reportable Security is being traded on the requested trade date by CAZ on behalf of Clients or when it is listed on the No Trade List within ComplianceAlpha as a security that cannot be traded by the firm due to the possession of Material Non-Public Information. CAZ may deny any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. The CCO will review the trading for Clients retrospectively against trading by Access Persons when Access Persons have significant levels of trading, either in a single or repeated cycle of trading, in a Reportable Security.

Pre-Approvals should be obtained on the desired trade date, are good for the business day on which they were granted, and after that business day the pre-approval will expire and become void. Trading pre-approval must be obtained via submission of a Trade Approval Request in ComplianceAlpha, where requests will be reviewed by designated members of the Traders and reviewed and approved by the CCO or their designee.

Unless specified otherwise in the pre-clearance request, by seeking pre-clearance of a transaction Access Persons are confirming that to their knowledge executing the transaction would violate no CAZ policy, confidentiality agreement, or securities law and that the transaction does not limit the opportunities available to or disadvantage a Client.

The CCO will memorialize and track transaction pre-approvals and reconcile them with transactions noted in review of account statements and/or quarterly holding or transactional reports as submitted by Team Members within ComplianceAlpha. This tracking and reconciliation will be automated within and by ComplianceAlpha.

Reporting

CAZ must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must establish all accounts covered by this policy under their profile within ComplianceAlpha, and are required to add such accounts at the time of their opening. Team Members must ensure that all transactions in covered accounts are automatically flowing into ComplianceAlpha using the Aggregation method provided therein, or are responsible for manually uploading all transactions for each covered account into ComplianceAlpha as the transactions occur.

Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO on or before February 14th of each year, and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date the person became an Access Person. Initial and annual holdings reports should be submitted using the Initial Holdings Certification and Annual Holdings Certification within ComplianceAlpha.

1 https://www.sec.gov/files/dlt-framework.pdf

Personal Trading and Holdings Reviews

CAZ’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Team Members’ personal trading activities.

The CCO or their designee will review all trading activity within ComplianceAlpha pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior and will compare Access Person trading with Clients’ trades as necessary. The CCO or their designee will document their review and any conclusions or actions taken within ComplianceAlpha. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

Co-Investment Opportunities

A Team Member co-investment refers to a situation where Team Members are either (a) the sole owners of a pooled investment vehicle specifically created to invest alongside a Private Fund, where ownership includes unrelated Partners, in underlying assets, or (b) investing directly in an underlying asset that is also held as an investment by a Private Fund where ownership includes unrelated Partners. Any co-investments should be pre-approved by the CIO and the CCO or their designee. Team Members should submit a Private Placement Approval Request in ComplianceAlpha to obtain such approval from the CCO or their designee and must email evidence of pre-approval from the CIO to the CCO prior to the submission in ComplianceAlpha.

Team Member co-investments can help to align Team Members’ interests with Clients’ and Partners’ interests, encourage prudence and diligence during the investment process, and demonstrate Team Members’ confidence in CAZ’s investment processes. However, co-investments could present conflicts of interest if not properly structured and monitored. The CCO is responsible for coordinating with legal counsel to ensure that conflicts of interest are evaluated and appropriately disclosed.

Disclosure of the Code of Ethics

CAZ will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Partners with a copy of the Code of Ethics. All Client requests for CAZ’s Code of Ethics should be directed to the CCO.

Key Takeaways

•	Concerns about possible Code of Ethics violations should always be reported to the CCO.

•	If you can influence what is happening in a brokerage account (even if it is not under your name), it is an account that should be added to your profile in ComplianceAlpha.

•	All covered accounts must be added in ComplianceAlpha. Transactions should automatically be reported in ComplianceAlpha if you have selected to setup the account in the system using the “Aggregation” method of reporting in ComplianceAlpha. You are responsible to add all accounts to ComplianceAlpha, ensure all transactions in the account are being reported in ComplianceAlpha, and that the “Aggregation” connection is not broken (this typically happens when login credentials for the brokerage account are changed).

•	If you wish to be active in investing or trading Securities, be aware that most Securities are Reportable Securities and require pre-approval prior to an investment or trade being placed. Open ended mutual funds are the most common Security that is not a Reportable Security. Preapproval is obtained via submission of a Trading Approval Request in ComplianceAlpha.

•	If you have an account with a third-party manager exercising discretion over its investing, disclose this account by submitting a Managed Account Disclosure in ComplianceAlpha and provide a copy of the investment management agreement to the CCO or their designee.